Exhibit 99.1

Funtalk China Holdings Limited Reports Fiscal 2011 Third Quarter Financial Results

BEIJNG, March 11, 2011 /PRNewswire-Asia-FirstCall/ -- Funtalk China Holdings Limited (the “Company” or “Funtalk China”) (Nasdaq: FTLK), a leading China-based retailer and wholesale distributor of wireless communications devices, accessories and content, today announced its unaudited financial results for the third fiscal quarter ended December 31, 2010 (“3Q FY2011”).

“We are very pleased with Funtalk’s strong financial performance in the third quarter of fiscal year 2011 that clearly exceeded our previously stated guidance," commented Mr. Fei Dongping, chief executive officer of the Company.  "Our total revenue grew more than 86% year-over-year, driven by the excellent growth in our retail business as we continued the strong momentum in our retail expansion.  During the quarter, we added 56 locations to reach a total of 718 locations, from 662 locations in the previous quarter and only 446 locations a year ago.  Riding on the strength of our retail business, our priorities remain focused on driving volume growth while steadily and sustainably improving operating profitability.  Going forward, we will continue to leverage our strong competitive position to further expand self-built stores and co-branded stores with carriers, as we plan to add 450 to 550 net new locations per year.”

Third Quarter Financial Results

The Company reported consolidated net revenue of $300.2 million for 3Q FY2011, representing an 86.6% increase from the third fiscal quarter of 2010 (“3Q FY2010”).  The Company currently generates revenues from two business segments, retail and wholesale distribution of mobile phones and related services and accessories.

Retail revenue for 3Q FY2011 was $170.2 million, representing an 84.2% increase from 3Q FY2010. This growth in the retail segment was primarily driven by the increase in the number of retail subsidiaries, with a total of eleven retail subsidiaries covering 718 locations in 3Q FY2011 compared to seven retail subsidiaries covering 446 locations in 3Q FY2010. Newly acquired subsidiaries contributed approximately $14.3 million to the Company’s retail segment revenue in 3Q FY2011.

Wholesale distribution revenue for 3Q FY2011 was $130.0 million, representing a 90.0% increase from 3Q FY2010.  The increased wholesale distribution revenue was primarily attributable to a 76.7% increase in the total volume of mobile phones sold and an 8.6% increase in average selling prices of mobile phones.

In 3Q FY2011, retail sales volume of 3G products accounted for 20.9% of the total units sold in the Company’s retail sale business, compared to 23.1% in the three months ended September 30, 2010.  In 3Q FY2011, wholesale distribution of 3G products accounted for 54.9% of the total units sold in the Company’s wholesale distribution business, compared to 30.2% in the three months ended September 30, 2010.

Gross profit for 3Q FY2011 increased 74.2% to $50.4 million, or 16.8% of total revenue, compared to $28.9 million, or 18.0% of total revenue, in 3Q FY2010.  Gross margins for the wholesale distribution segment and retail segment were 16.1% and 17.3%, respectively, for 3Q FY2011, compared to 18.6% and 17.5%, respectively, for 3Q FY2010.  The slight decrease in overall consolidated gross margins was primarily driven by the receipt of one-lump-sum annual pre-tax vendor rebates in the distribution segment during 3Q FY2010.  Starting April 2010, such pre-tax vendor rebates will be receivable by the Company on a quarterly basis.

Selling and distribution expenses were $19.6 million for 3Q FY2011 compared to $7.4 million in 3Q FY2010. The increase was primarily due to the increase in rental expenses resulting from the acquisitions of retail chains in FY2011 and the expansion of the Company’s direct sales force for the retail segment in 3Q FY2011. General and administrative expenses were $11.0 million for 3Q FY2011, representing a 111.8% increase from $5.2 million in 3Q FY2010. The increase was primarily due to an increased headcount and an increase in bank service charges associated with the expansion of the Company’s operations.

Income from operations increased by 35.5% to $22.1 million in 3Q FY2011 from $16.3 million in 3Q FY2010. Correspondingly, operating income margin, calculated based on income from operations as a percentage of net revenues, decreased to 7.4% in 3Q FY2011 from 10.1% in 3Q FY2010.

Income tax expense was $5.9 million for 3Q FY2011 compared to a $4.6 million tax expense for 3Q FY2010. The effective tax rate was 31.5% for 3Q FY2011 compared to 30.8% in 3Q FY2010, as certain expenses were not tax deductible in 3Q FY2011.

Net income attributable to the Company was $12.7 million, or 4.2% of total revenue, for 3Q FY2011, representing a 34.5% increase from $9.4 million, or 5.9% of total revenue for 3Q FY2010. 3Q FY2011 diluted earnings per share (“EPS”) was $0.22 based on a diluted share count of 58.9 million shares compared to 3Q FY2010 diluted EPS of $0.19 based on a diluted share count of 50.4 million shares.

As of December 31, 2010, the Company’s cash balance (including pledged deposits) was $61.8 million.  The Company’s accounts receivable was $74.5 million, representing a decrease of 7.4% from the accounts receivable balance of $80.5 million as of March 31, 2010.  The accounts receivable (including notes receivable) turnover days for 3Q FY2011 was 24.8 days compared to 42.7 days in 3Q FY2010.

Recent Development Initiatives

On October 11, 2010, the Company entered into a warrant exchange agreement with each of Capital Ally Investments Limited ("Capital Ally") and ARCH Digital Holdings Limited ("Arch") , pursuant to which each of Capital Ally and Arch exchanged 113,062 of the Company's Class A warrants and 1,700,000 of the Company's Class B redeemable warrants, which represent all of the Class A warrants and Class B redeemable warrants that each Capital Ally and Arch held as of October 11, 2010, for 729,157 of the Company's ordinary shares (an aggregate of 1,458,314 ordinary shares).  No other consideration was paid for the exchange and no third parties were paid any fees in connection with the exchange.

On October 29, 2010, the Company completed a public offering of 7,000,000 ordinary shares and received proceeds before expenses of approximately $46.6 million.

In November, 2010, the Company acquired 100% equity of Hubei Feon Telecommunications Technology Co., Ltd., a retail chain with 14 outlets in Hubei province.

In December, 2010, the Company entered into an agreement on acquiring 100% of equity of Jinan Dawo Technology Co., Ltd., a retail chain with 65 outlets in Shandong province. This retailer benefits from strong cooperation and support from China Unicom, one of the three largest Carriers in China.  This acquisition is expected to be completed in the fiscal fourth quarter 2011.

Business Outlook for Fourth Quarter of FY2011

The Company expects its revenue for 4Q FY2011 to be in the range of $280 million to $300 million and its net income attributable to the Company to be in the range of $10.0 million to $12.0 million.  The Company expects a revenue split of approximately 55% for its retail business segment and 45% for its distribution business segment in 4Q FY2011.  Gross margin and operating income margin are projected to be in the ranges of 15.0% to 16.0% and 6.5% to 7.5%, respectively.

Correspondingly, the Company expects FY2011 revenue of approximately $1.1 billion and FY2011 net income attributable to the Company to be in the range of $42 million to $44 million, as compared to its previous FY2011 outlook of $1.0 billion to $1.2 billion and $40 million to $45 million, respectively.  Such projections are based on the Company's current views on operating and market conditions and are subject to change.

"Continuing on our consistent track record, Funtalk's third quarter FY2011 performance marks another quarter of sound execution of our business plans.  We plan to continue with our core growth strategy to further deepen and strengthen our partnership with mobile carriers, and expand our multi-brand portfolio in our distribution business.  At the same time, we remain nimble and will make both the strategic and necessary operational improvements in order to deliver superior financial results to our shareholders.  I’m confident that Funtalk is firmly on track to achieve another strong year in FY2011,” concluded Mr. Fei.

Financial Information

The unaudited condensed consolidated statements of income and balance sheets accompanying this press release have been prepared by management using U.S. GAAP.  This financial information is not intended to fully comply with U.S. GAAP because they do not present all of the disclosures required by U.S. GAAP.  The March 31, 2010 balance sheet was derived from audited consolidated financial statements of Pypo Digital Company Limited, the Company's predecessor.

Conference Call
Management will host a conference call at 8:00 am ET on Friday, March 11, 2011.  Listeners may access the call by dialing #1-201-689-8471. To listen to the live webcast of the event, please go to http://funtalk.investorroom.com. Listeners may access the call replay, which will be available through March 18, 2011 by dialing #1-858-384-5517. The conference ID number is 368620.

About Funtalk China Holdings Limited

The Company is a retailer and distributor of wireless communications devices, accessories and content in 30 provinces in China. The Company has branch offices and regional distribution centers, operates a chain of mobile phone retail stores, and has an internet retailing platform.

Safe Harbor and Informational Statement

This press release includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, and investors should not place undue reliance on the forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements made by the parties as a result of a number of factors, some of which may be beyond the Company's control. These factors include the risk factors detailed in the Company's filings with the Securities and Exchange Commission. Further, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations, dividends or investments made by the Company or other parties. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

(Financial Statements Follow)

FUNTALK CHINA HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended		Nine Months Ended
	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2009

Net revenues	$300,233	$160,873	$813,680	$566,324
Cost of revenues	-249,860	-131,951	-681,491	-485,025

Gross profit	50,373	28,922	132,189	81,299
Operating expenses:
Other operating income	2,301	—	7,426	1,153
Selling and distribution expenses	-19,552	-7,420	-49,884	-28,537
General and administrative expenses	-11,045	-5,215	-29,886	-14,061
Impairment loss on goodwill	—	—	-18	—
Total operating expenses	-28,296	-12,635	72,362	-41,445

Income from operations	22,077	16,287	59,827	39,854
Others, net	461	745	272	-1,259
Interest income	67	486	173	618
Interest expense	-4,031	-2,528	-12,329	-6,647

Income before income tax, equity in loss of an affiliated company and non-controlling interests
	18,574	14,990	47,943	32,566
Income tax expense	-5,856	-4,614	-14,872	-10,358
Equity in loss of an affiliated company	—	-11	—	-11

Net income	12,718	10,365	33,071	22,197
Net income attributable to non-controlling interests	-52	-946	-1,077	-4,102

Net income attributable to the Company	$12,666	$9,419	$31,994	$18,095

Basic net income per share	$0.22	$0.20	$0.61	$0.39

Diluted net income per share	$0.22	$0.19	$0.60	$0.37

Number of shares used in computing basic net income	57,938,793	46,959,171	52,689,570	46,859,232

Number of shares used in computing diluted net income	58,852,489	50,383,535	53,727,272	48,850,469

FUNTALK CHINA HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS)

	As of Dec. 31, 2010	As of Mar. 31, 2010
ASSETS
Current assets:
Cash and cash equivalents	$37,399	$26,616
Restricted bank deposits	24,434	8,860
Accounts receivable (less allowance for doubtful accounts of $587 for December 31, 2010 and $632 for March 31, 2010)	74,517	80,457
Inventories	104,961	104,800
Notes receivable	2,118	5,125
Value added tax receivable	12,514	7,588
Receivable from a vendor	41,220	23,908
Other receivables	83,799	33,102
Amounts due from related companies	13,666	—
Non-current assets held for sale	6,246	—
Prepayment and other assets	31,844	23,388
Deferred tax assets	2,253	3,743

Total current assets	434,971	317,587

Non-current assets:
Property and equipment, net	19,756	20,468
Intangible assets	23,184	20,761
Goodwill	139,679	70,035
Deposits paid for acquiring new entities	—	29,480
Long term deposits	12,083	—
Other assets	3,170	2,869

Total non-current assets	197,872	143,613

TOTAL ASSETS	$632,843	$461,200

FUNTALK CHINA HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS)

	As of Dec. 31, 2010	As of Mar. 31, 2010
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable (including trade payable of the consolidated VIEs without recourse to Funtalk China Group of $32,086 and $36,589 as of December 31, 2010 and March 31, 2010, respectively)	$59,502	$93,345
Notes payable (including notes payable of the consolidated VIEs without recourse to Funtalk China Group of $10,606 and $13,140 as of December 31, 2010 and March 31, 2010, respectively)	67,686	23,394
Provision for rebates and price protections	5,012	8,168
Advance payments from customers (including advance payment from customers of the consolidated VIEs without recourse to Funtalk China Group of $846 and $1,121 as of December 31, 2010 and March 31, 2010, respectively)	8,011	2,789
Other payables and accruals (including other payables and accruals of the consolidated VIEs without recourse to Funtalk China Group of $12,037 and $8,075 as of December 31, 2010 and March 31, 2010 respectively)	51,260	28,139
Income taxes payable (including income taxes payable of the consolidated VIEs without recourse to Funtalk China Group of $5,956 and $4,423 as of December 31, 2010 and March 31, 2010, respectively)	10,408	10,798
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to Funtalk China Group of nil and $11,719 as of December 31, 2010 and March 31, 2010, respectively)	13,032	11,719
Short term borrowings (including short term borrowings of the consolidated VIEs without recourse to Funtalk China Group of $18,577 and $8,057 as of December 31, 2010 and March 31, 2010, respectively)	149,482	97,860

Total current liabilities	364,393	276,212

Non-current liability
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to Funtalk China Group of $1,133 and $830 as of December 31, 2010 and March 31, 2010, respectively)	6,457	4,296

Total non-current liability	6,457	4,296

Total liabilities	370,850	280,508

Total shareholders’ equity	257,675	170,550

Non-controlling interests	4,318	10,142

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$632,843	$461,200